Exhibit 99.1

K Wave Media Accelerates Growth with First Acquisition Post-Listing, a Visual Effects and AI-powered Advertising Company, Adds World-Class Tech Companies as New Clients

The acquisition is expected to boost K Wave Media’s revenues by 25–30% over the next 12 months, while adding VFX, AI-powered advertising, and 3D content capabilities for global clients, including Samsung, LG, TCL, and Hisense.

New York, NY/Seoul, Korea, September 2, 2025 — K Wave Media (NASDAQ: KWM), a publicly traded media & entertainment company with a Bitcoin treasury, today announced its first acquisition since its NASDAQ listing—an exciting strategic move that accelerates its growth strategy and expands its core capacities. The acquisition is expected to bolster KWM’s creative portfolio, enhance content distribution reach, and reinforce financial discipline through the tied-share issuance mechanism.

Target recorded $10.7 million revenue in 2024 with compound annual growth rate of 22% during 2020-2024 and 12-19% EBIT during 2020-2024. KWM’s revenue in 2024 was $58 million. With this acquisition, KWM’s revenues are expected to rise 25-30% over the next 12 months while adding VFX (Visual Effects), AI-powered advertising, and 3D content creating capacity to its content production with some of the world’s most recognized names as new clients — including a 14 year relationship with Samsung Electronics, and others including LG Electronics, TCL, and Hisense.

Key Highlights of the Deal

●	Control Acquisition: At the closing of the transaction, KWM will acquire a 55% stake, with managerial control in Rabbit Walk, a distinguished visual effects, AI-powered advertising, and 3D content studio, by issuing ₩9 billion KRW (~USD $6.5 million) of KWM’s ordinary shares.

●	Performance-Based Contingency: A further ₩9 billion KRW (USD $6.5 million) of equity will be issued only if Rabbit Walk achieves operating profit exceeding ₩1.2 billion KRW (~USD $800,000) in either 2025 or 2026. The precise number of shares will be based on the then-current exchange rate between KRW and U.S. Dollars. The shares will not be issued if Rabbit Walk does not meet this profitability threshold.

Founded in 2010, Rabbit Walk has earned a strong reputation as a top-quality visual effects, AI-powered advertising, and 3D content studio, having produced over 1,400 commercials and brand films, including high-end demo content for Samsung’s ViewFinity S9 displays and advanced CGI/8K live-streaming productions.

Rabbit Walk’s client base includes major global electronics and media brands, with long-standing partnerships that highlight its creative and technical expertise.

Strategic Vision & Growth Opportunities

“This acquisition reinforces our commitment to scaling K Wave Media into a world-class content producer and digital asset manager by leveraging the target’s virtual production and generative AI technology,” said Ted Kim, CEO of K Wave Media. “It brings us one step closer to becoming a leader in the Web3 content space and advancing our vision of building one of the first platforms to tokenize IP rights and revolutionize the fandom business.”

About K Wave Media

K Wave Media (KWM) is a publicly listed entertainment and Bitcoin treasury company dedicated to creating, distributing, and monetizing high-quality content across multiple platforms. Since going public in 2025, KWM has focused on strategic growth initiatives, including investments in production houses, digital platforms, and digital asset treasury management.

About Rabbit Walk

Rabbit Walk is a leading 3D visual content studio headquartered in Gangnam, South Korea. Specializing in high-resolution CGI, demo content, and brand storytelling, Rabbit Walk has delivered over 1,400 projects for leading global brands, establishing itself as a trusted creative partner in the Korean entertainment and media industry.

Forward Looking Statements:

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of the Company described in the Company’s Form 20-F initially filed with the SEC on May 14, 2025, as amended, including those under “Risk Factors” therein. The Company anticipates that subsequent events and developments will cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact:

Investor Relations: info@kwavemedia.com

Evan Sneider: esneider@redroosterpr.com

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